Exhibit 99(a)(1)(B)

            FORM OF EMAIL SENT TO ELIGIBLE EMPLOYEES ON MAY 16, 2001


FROM: Bernard Liautaud - Chairman of the Board, President and Chief Executive
      Officer

SUBJECT: OFFER TO CANCEL EXISTING OPTIONS FOR NEW OPTIONS

DATE: May 16, 2001

IMPORTANT-- PLEASE READ IMMEDIATELY -  THIS OFFER EXPIRES JUNE 14, 2001


Dear all,

         I am pleased to inform you that the Board of Directors of Business Objects S.A. has decided to offer to all eligible employees who hold stock options granted on or after January 1, 2000 the opportunity to cancel such outstanding stock options ("their Old Options") for options to be granted in the future ("the New Options"). The exercise price of the New Options will be based on the fair market value of our stock on or about December 18, 2001. We are making the offer based upon the terms and conditions described in the attached document entitled "Offer to Grant to Certain Option Holders the Opportunity to Renounce the Right to the Benefits of Outstanding Options for New Options" (referred to as "the Offer to Grant"), this memorandum, the attached Election Form and the attached Notice of Withdrawal.

         Please read these documents carefully before you make any decisions regarding the offer. This offer expires at midnight New York City Time on June 14, 2001.

         If you elect to participate in this offer, you must make your election by completing and returning the attached Election Form no later than midnight New York City Time on June 14, 2001. If you do not turn the Election Form in, or if you turn it in after the due date, you will be deemed to not have accepted the offer. If you are an employee of Business Objects (U.K.) Ltd., you must also, together with your completed Election Form, deliver an executed copy of the attached joint election to transfer the National Insurance liability, whereby you agree to accept the transfer of the whole of the National Insurance Liability related to the New Options. This document must also be received by us no later than midnight, New York City Time, on June 14, 2001.

         If you properly return the documents requested, your Old Option will be cancelled and, subject to the terms of the Offer to Grant, we will make an irrevocable commitment to issue the New Option.


         There are significant risks for you if you decide to accept the offer. We urge you to read carefully the sections entitled "Certain Risks of Participating in the Offer" and "Taxation" in the Offer to Grant. We recommend that you consult your advisers with respect to the implications of this offer in your personal situation. Management cannot advise you with respect to the offer.

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MAIN FEATURES OF THE OFFER INCLUDE:

1. Any of your outstanding, unexercised options granted to you (by grant date) on or after January 1, 2000 may be cancelled, provided you are an employee of Business Objects or one of our affiliates through the date of cancellation of the Old Options (such date is expected to be on or about June 16, 2001). If, however, you have been classified by the board of directors as an "excluded employee" (as defined in the Offer to Grant), you are not eligible to participate in the offer.

2. The New Option will be for the same number of shares (split-adjusted) as your Old Option, less any exercised shares.

3. The New Option will be priced by reference to the fair market value on the day we grant the options, (which is expected to be on or about December 18, 2001). The fair market value is defined as the higher of the closing price on the Paris stock exchange on the day preceding date of grant and 80% of the 20 trading days average closing prices on such market prior to the grant date. Italian employees may have a higher exercise price.

         THERE IS A RISK THEREFORE THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS.

4. The New Option shall retain the vesting schedule of the old options, except that each monthly vesting event shall now occur on the 18th of each month (assuming a grant date of December 18). Therefore, if your original vesting date was not on the 18th of each month, for this example, you may be delayed up to 30 days in the vesting of your new options compared to your old option.

5. If your employment with Business Objects or one of our affiliates terminates voluntarily OR involuntarily prior to the date the New Options are granted (which is expected to be December 18, 2001), you will not receive a New Option, nor the return of your Old Options. Once cancelled, the Old Options are forfeited for good.

6. If you elect to cancel an Old Option, it will be cancelled in its entirety. Also, if you elect to cancel an Old Option, all Old Options granted since December 14, 2000 (i.e. within the six month period prior to the cancellation date) must also be cancelled.

7. We expect to cancel the Old Options, for those of you who wish to accept the offer, on or about June 16, 2001.

8. We expect to grant the New Options on or about December 18, 2001, unless we have to change the date because the offer had been extended. In any event, we will not grant the New Options before at least 6 months and 1 day after the cancellation of the Old Options.

9. Once your Old Options are cancelled, you will not be able to exercise your Old Options, even if you terminate employment and do not receive a New Option. All rights to cancelled option grants will be irrevocably forfeited.


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10.      Individuals electing to cancel an option grant pursuant to this Offer will not be eligible for additional grants until after December 18,
         2001

     THIS OFFER IS NOT A GUARANTY OF EMPLOYMENT FOR ANY PERIOD.

     Attached is the full text of the Offer to Grant, as filed today with the U.S. Securities and Exchange Commission, together with the Election Form and the Notice of Withdrawal.

     For employees of Business Objects (U.K.) only, also attached is the election to transfer the National Insurance Liability.

     Below you will find answers to the most frequently asked questions regarding the offer.

                        --------------------------------

                   FREQUENTLY ASKED QUESTIONS ABOUT THE OFFER



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                               SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of this offer document and the accompanying election form because the information in the summary below is not complete, and additional important information is contained in the remainder of this offer document and the election form.

Q: WILL YOU COMMIT TO GRANT NEW OPTIONS PROVIDED I RENOUNCE MY RIGHT TO THE BENEFIT OF MY OPTIONS?

A: Our commitment to grant the new options is irrevocable. However, there are circumstances where you might not receive your new options.

Q:  WHAT ARE THE CIRCUMSTANCES WHERE I WOULD NOT BE GRANTED NEW OPTIONS?

A: Even if your options have been cancelled, we will not grant new options to you if we are prohibited by applicable law or regulations from doing so. Such a prohibition could result from changes in French laws, foreign laws, U.S. Securities and Exchange Commission regulations or staff positions or listing requirements of the U.S. National Association of Securities Dealers. We will use reasonable efforts to avoid the prohibition, but if it is applicable, you will not be granted a new option. We do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution.

    Also, if you are no longer an employee of Business Objects S.A. or one of our affiliates on the date we grant the new options, you will not receive any new options.

Q:  WHO QUALIFIES AS AN ELIGIBLE EMPLOYEE?

A: An "eligible employee" refers to all employees of Business Objects S.A. or one of our affiliates (meaning entities in which Business Objects S.A. owns directly or indirectly 10% or more of the share capital or the voting rights), except employees who are resident in France, Belgium or Switzerland and excluded employees. An "excluded employee" means (i) members of Business Objects' extended executive committee, (ii) employees with general management and/or sales management responsibility for multiple countries,
    (iii) employees with general sales management responsibility for named strategically important countries, including Japan, USA and Germany, and
    (iv) employees responsible for sales representing 10% or more of Business Objects' consolidated budget revenues for fiscal 2001. You may renounce your right to the benefit of options in this offer if you are an eligible employee on the date of this offer and the date your options are cancelled (expected to be June 16, 2001).

Q:  WHY ARE WE MAKING THE OFFER?

A: We believe that granting stock options motivates high levels of performance and provides an effective means of recognizing employee contributions to the success of the company. The offer provides an opportunity for us to offer employees a valuable incentive to stay with our company. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ordinary shares and American depositary shares. By offering eligible employees the opportunity to renounce their right to the benefit of outstanding eligible options for new options that will have an exercise price based on the trading price of the ordinary shares on the grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

Q:  WHAT ARE THE CONDITIONS TO THE OFFER?

A: The offer is not conditioned on the renunciation of the right to the benefit of a minimum number of options. The conditions to the offer are described under "The Offer -- Conditions of the offer".

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Q:  ARE THERE ANY ELIGIBILITY REQUIREMENTS THAT I MUST SATISFY AFTER THE
    EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

A: To receive a grant of new options through the offer and under the terms of the 1999 option plan, you must be employed by Business Objects S.A. or one of our affiliates through the date the new options are granted.

    We will not grant the new options until on or about the first business day which is at least six months and one day after the cancellation of your options. We expect to grant the new options on or after December 18, 2001. IF, FOR ANY REASON, YOU DO NOT REMAIN AN EMPLOYEE OF OUR COMPANY OR ONE OF OUR AFFILIATES THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR OTHER COMPENSATION IN RETURN FOR THE OPTIONS THAT YOU HAVE RENOUNCED AND THAT HAVE BEEN CANCELLED.

Q:  HOW MANY NEW OPTIONS WILL I RECEIVE ON THE GRANT DATE OF THE NEW OPTIONS?

A: If you meet the eligibility requirements and subject to the terms of this offer, we will grant you a number of new options equal to the unexercised options which were cancelled. New options will be granted under our 1999 option plan, unless prevented by law or applicable regulations. All new options will be subject to a new option agreement between you and us, which will be in substantially the same form as the option agreement or agreements, for your existing eligible options except for the grant date, exercise price and term of the new option, all as explained more fully below. The tax treatment applicable to your new options may, however, differ substantially. In addition, employees of Business Objects (U.K.) Ltd. are required to enter into a joint election whereby you agree to accept the transfer of the whole of the National Insurance liability related to the new options. You must execute the new option agreement, and the joint election if applicable to you, before receiving the new options.

Q:  WHEN WILL I RECEIVE MY NEW OPTIONS?

A: We will not grant the new options until on or about the first business day which is at least six months and one day after the date of cancellation of your old options. Our board of directors will select the actual grant date for the new options. If we cancel options on June 16, 2001, which is the scheduled date for the cancellation of the options, the new options will not be granted until sometime on or after December 18, 2001.

Q:  WHY WAIT 6 MONTHS AND 1 DAY TO GRANT THE NEW OPTIONS?

A:  If we were to grant the new options on any date which is earlier than six months and one day after the date of cancellation of your options, we would be required for U.S. GAAPs financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of decreases and increases in the company's ordinary share price as compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our ordinary shares, the greater the compensation expense we would have to record. This compensation expense could impact our financial results and therefore our stock price. By deferring the grant of the new options for at least six months and one day, we believe we will not have to treat the new options as variable awards.

Q: IF I GIVE UP MY OPTIONS PURSUANT TO THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

A: No. If we accept your renunciation and cancel your options, we will defer until the grant date for your new options the grant of other options for which you may otherwise be eligible before the new option grant date, if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules.

Q:  WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELLED OPTIONS?

A: Yes. Once we have accepted your renunciation, your options will be cancelled and you will no longer have any rights under those options. We currently expect to give effect to each decision to renounce the

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    right to the benefit of eligible options on June 16, 2001. The offer is scheduled to expire at 12:00 midnight, New York City time, on June 14, 2001 unless we extend it.

Q:  WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

A: For eligible employees other than Italy-based employee, the exercise price per share of the new options will be at least the higher of:

     - 100% of the closing price of our ordinary shares as reported on the Premier Marche of Euronext Paris S.A. on the last trading day before the date of grant, or

     - 80% of the average of the closing prices of our ordinary shares on that market over the twenty trading days before the grant date.

    For eligible employees who are Italy-based employees, the exercise price per share of the new options will be at least the higher of:

     - 100% of the average of the closing prices of our ordinary shares as reported on the Premier Marche of Euronext Paris S.A. over the thirty days before the grant date,

     - 80% of the average of the closing prices of our ordinary shares on that market over the twenty trading days before the grant date, or

     - 100% of the closing price on that market on the day prior to the grant date.

    Accordingly, we cannot predict the exercise price of the new options. THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR EXISTING OPTIONS. We recommend that you evaluate current market quotes for our American depositary shares on the Nasdaq National Market and our ordinary shares on the Premier Marche Euronext of Paris S.A., before deciding whether or not to renounce your right to the benefit of your eligible options.

Q:  WHEN WILL THE NEW OPTIONS VEST?

A: Generally, the new option shall retain the vesting schedule of the old option, except that each monthly vesting event under the new option shall now occur on the monthly anniversary date following the grant date of the new option.

    Therefore, if you currently have vested in a portion of your option grant and you elect to cancel your grant, you will receive, under the new option vesting schedule, credit for that vesting plus the approximately six-month and one day period lapsed between the date the old options are cancelled and the date the new options are granted. As stated above, each vesting event shall occur however on the monthly anniversary date following the grant date of the new option. For example:

    Assuming an old option as follows:

        Grant date:                      October 25, 2000
        Number of unexercised options:   1,000
        Vesting commencement date        September 9, 2000

        Vesting schedule: 25% of the options vest twelve months after the vesting commencement date (September 9, 2001) and an additional 1/48th of the options vest on the 9th of each month thereafter.

    The new option would vest as follows, assuming they are granted on December 18, 2001:

        Number of options:               1,000
        Options first vest on December 18, 2001, up to what would have been vested under the vesting schedule of the old option, i.e. 14/48th of the shares.
        On the 18th of each month following December 18, 2001, an additional
        1/48 of the shares shall become exercisable.

    If you would not be vested in a portion of your existing option grant until after the grant date of the new options and you cancel your grant, your option shall first vest to the same extent and during the month in which the old option would have vested. The day of the month in which vesting will occur shall be on the monthly anniversary date following the grant date of the new option. For example:

Assuming an old option as follows:

        Grant date:                      February 9, 2001
        Number of unexercised options:   1,000
        Vesting commencement date        January 2, 2001
        Vesting schedule: 25% of the options vest twelve months after the vesting commencement date (January 2, 2001) and an additional 1/48th of the option vest on the second of each month thereafter.


    The new option would vest as follows, assuming they are granted on December 18, 2001:

        Number of options:               1,000
        These new options will first vest on January 18, 2002, up to what would have been vested under the vesting schedule of the old option, i.e.25%
        of the shares. There are no options vested as of the grant date of the new option, as none would have been vested on that date under the vesting schedule of the old option.
        On the 18th of each month following January 18, 2002, an additional 1/48 of the options will become exercisable.

Q:  WHAT IF WE ENTER INTO A MERGER OR OTHER SIMILAR TRANSACTION?

A: It is possible that, prior to the grant of the new options, we might effect or enter into an agreement such as a merger or other similar transaction. The promise to grant new stock option(s) which we will give you is a binding commitment, and any successor to our company will honor that commitment.

    You should be aware that these types of transactions could have substantial effects on our share price, including potentially substantial appreciation in the price of our ordinary shares. Depending on the structure of this type of transaction, option holders who have renounced their right to the benefit of their options might be deprived of any further price appreciation in the ordinary shares associated with the new options. In addition, in the event of an acquisition of our company for stock, option holders who have renounced their right to the benefit of their options might receive options to purchase shares of a different issuer.

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

Q: IF I CHOOSE TO RENOUNCE THE RIGHT TO THE BENEFIT OF AN ELIGIBLE OPTION GRANT, DO I HAVE TO RENOUNCE ALL THE SHARES IN THAT OPTION GRANT?

A: Yes. We are not accepting partial renunciations of the right to the benefit of the eligible options. Accordingly, you may renounce the right to the benefit of any one or more of your option grants, but you may only renounce your right to the benefit of all of the shares subject to that option or none of those shares. For example and except as otherwise described below, if you hold an option to purchase 1,000 of our ordinary shares and an option to purchase 2,000 of our ordinary shares, you may renounce your right to the benefit of:

     - none of your options,

     - options with respect to all 1,000 shares under the first option grant,

     - options with respect to all 2,000 shares under the second option grant, or

     - all options under both option grants.

    In this example, the above describes your only choices. For example, you may not renounce your right to the benefit of your option with respect to only 500 shares (or any other partial amount) under the first or second option grant.

    In addition, if you received several grants on the same grant date, you must renounce your right to the benefit of all or none of these grants. For example, if you received both an incentive stock option and a non-qualified stock option on the same day, you must renounce your right to the benefit of both grants or neither of the grants. The same rule applies for U.K.-based employees who were granted approved and non-approved (under the meaning of U.K. tax regulations) options on the same date.

    ALSO, IF YOU DECIDE TO RENOUNCE YOUR RIGHT TO THE BENEFIT OF ANY ONE OR MORE OF YOUR OPTIONS, THEN YOU MUST RENOUNCE YOUR RIGHT TO THE BENEFIT OF ALL OF THE OPTIONS THAT WERE GRANTED TO YOU DURING THE SIX MONTH PERIOD PRIOR TO THE CANCELLATION OF ANY OPTIONS THAT YOU RENOUNCE. For example, if you received an option grant in June 2000 and a grant in January 2001 and you want to renounce your right to the benefit of your June 2000 option grant, you would also be required to renounce the benefit of your January 2001 option grant.

Q: WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO RENOUNCE OR OPTIONS THAT YOU DETERMINE NOT TO ACCEPT FOR CANCELLATION OR OPTIONS THAT WERE GRANTED BEFORE JANUARY 1, 2000?

A: If you choose not to renounce your right to the benefit of an option or if we determine not to cancel an option such option would retain its current exercise price and current vesting schedule and remain outstanding until you exercise it or it expires by its terms. The same applies to options which are not eligible under this offer, i.e., options granted prior to January
    1, 2000. This offer does not affect the exercisability of any of these options in any manner.

    If you are a U.S. tax resident or otherwise subject to U.S. tax regulations, you should note that there is a risk that any incentive stock options you hold may be affected, even if you do not participate in this offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the offer. We also believe that the offer will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the offer.

    However, the IRS may characterize the offer as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which an option exchange program was characterized as a "modification" of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to accept your renunciation of the right to the benefit of eligible options will be viewed in the same way. Private letter rulings issued by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know whether the IRS will assert the position that our offer constitutes a "modification" of

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    incentive stock options that can be renounced. If the IRS successfully asserted this position, the options' holding period to qualify for favorable tax treatment could be extended. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.

Q:  WILL I HAVE TO PAY TAXES IF I ACCEPT THE OFFER?

A: If you are a U.S. tax resident or are otherwise subject to U.S. tax regulations and you renounce the benefit of your existing options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the renunciation. Further, at the grant date of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes. We recommend that you consult with your own tax advisor to determine the tax consequences of renouncing the benefit of your options through the offer. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of the offer under the laws of the country in which you live and/or work.

Q. IF MY EXISTING OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

A: Not necessarily. If your existing options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of the grant. One requirement for options to qualify as incentive stock options under the current U.S. tax laws is that the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the market value of our shares on the date of grant. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.

Q: WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

A: The offer expires on June 14, 2001, at 12:00 midnight, New York City time, unless we extend it. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will provide you with a written notice and/or issue a press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer period.

Q:  HOW DO I RENOUNCE THE RIGHT TO THE BENEFIT OF MY OPTIONS?

A: If you decide to renounce the right to the benefit of your options, you must deliver, before 12:00 midnight, New York City time, on June 14, 2001 (or such later date and time as we may extend the expiration of the offer), a properly completed and executed election form, or a faxed copy of it, along with any other documents required by the election form to Ms. Emily Cayas, Business Objects Americas, 3030 Orchard Parkway, San Jose, California 95134 (telephone: (408) 953-6000; facsimile: (408) 894-6522 or (408) 894 6523).
    This is a one-time offer, and we will strictly enforce the offer period. We reserve the right to reject any or all renunciations that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept the renunciations that have been properly submitted to us on June 16, 2001, i.e. after the two days expiration of the offer.

Q: DURING WHAT PERIOD OF TIME MAY I REVOKE MY PREVIOUS ELECTION TO HAVE MY OPTIONS CANCELLED?

A: You may revoke your previous election to renounce the right to the benefit of your existing options at any time before the offer expires at 12:00 midnight, New York City time, on June 14, 2001. If we extend the offer beyond that time, you may withdraw your renunciation at any time until the extended expiration of the offer. In addition, although we currently intend to accept the renunciation of the right to the benefit of your options two days after the expiration of this offer, if we have not previously accepted your renunciation, you may withdraw your renunciation at any time after July 13, 2001. To withdraw your renunciation, you must deliver to us a written notice of withdrawal, or a faxed copy of it, with the required information while you still have the right to withdraw the renunciation. Once you have withdrawn your

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

    renunciation, you may again renounce the right to the benefit of your option only by again following the delivery procedures described above prior to the expiration of the offer.

Q:  DO YOU AND THE BOARD OF DIRECTORS RECOMMEND THAT I TAKE THE OFFER?

A: Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether you should renounce or not renounce your right to the benefit of the options. You must make your own decision whether or not to renounce your right to the benefit of the options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

Q:  WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

A:  For additional information or assistance, you should contact:

     Emily Cayas
     Stock Option Administrator
     Business Objects
     3030 Orchard Parkway
     San Jose, California 95134
     (408) 953-6000

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